PRESS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

NEW PACIFIC METALS CORP. ANNOUNCES C$15 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia (October 2, 2019) – New Pacific Metals Corp. (the “Company”) has announced today that it has entered into an agreement with BMO Capital Markets (“BMO”), as sole underwriter, under which BMO has agreed to buy on bought deal basis 3,750,000 common shares (the “Common Shares”), at a price of C$4.00 per Common Share for gross proceeds of approximately C$15 million (the “Offering”). The Company has granted BMO an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about October 25, 2019 and is subject to the Company receiving all necessary regulatory and stock exchange approvals.

Silvercorp Metals, Inc. (“Silvercorp”), a control person of the Company, has indicated its intent, by participating in the Offering, to maintain its pro rata interest of 28.93% of the outstanding Common Shares.

The net proceeds of the Offering will be used to advance exploration and development at the Company’s wholly-owned Silver Sand project, for other potential project acquisitions, for working capital, and for general corporate purposes.

The Common Shares will be offered by way of a short form prospectus in each of the provinces of Canada, excluding Quebec and may also be offered by way of private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Silvercorp is a control person of the Company. Accordingly, Silvercorp is a related party of the Company for the purposes of National Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("NI 61-101") and the acquisition by Silvercorp of Common Shares pursuant to the Offering is a related party transactions. The acquisition by Silvercorp of Common Shares pursuant to the Offering is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of NI 61-101.

About New Pacific Metals Corp.

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project in the Potosí Department of Bolivia, the Tagish Lake gold project in Yukon, Canada and the RZY Project in Qinghai Province, China. Its largest shareholders are Silvercorp Metals, Inc., and Pan American Silver Corp., one of the world's largest primary silver producers, which operates ten mines, including the San Vicente mine located in the Potosí Department of Bolivia.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal
President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information Such statements include obtaining required regulatory and stock exchange approvals required for the Offering; completion of the Offering; the closing date of the Offering; the use of proceeds from the Offering; and the exercise of the over-allotment option granted to BMO.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: the ability of the Company to close the Offering and the ability of the Company to obtain all stock exchange and regulatory approvals.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐ looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐ looking statements or information.